David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Tel. (516) 887-8200
Fax (516) 887-8250

December 28, 2007

BY EDGAR AND
FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Anita Karu, Esq.

Re:  Charleston Basics
Registration Statement on Form SB-2
Filed on August 8, 2007
File Number 333-145211

Dear Ms. Karu:

On behalf of Charleston Basics, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") an amended Registration Statement on Form SB-2/A (the "Amended Registration Statement”) in response to the Commission's comment letter, dated September 4, 2007 (the “Comment Letter”), with reference to the Company's Registration Statement on Form SB-2 (the “Registration Statement”) filed with the Commission on August 8, 2007.

In addition to the Amendment, the Company supplementally responds to all the Commission's comments as follows:
General

1.  Comment:  Please update the filing to include the interim financial statements for the quarter ended June 30, 2007 in accordance with Item 310(g) of Regulation S-B.

Response:  The Amended Registration Statement has been revised to include the interim financial statements for the six months ended September 30, 2007.

Prospectus Cover Page
2.  Comment:  You appear to be registering 1,000 shares more than are shown as being offered in the selling security holders table. Please advise or revise.

Response:  The Amended Registration Statement has been revised to clarify that the selling security holders are offering for resale 41,720 shares of the Company’s common stock.

Prospectus Summary, page 6

3.  Comment:  Please eliminate the first sentence as the meaning is clear from context.

Response:  The Amended Registration Statement has been revised in accordance with the Commission’s comment.

The Offering, page 6

4.  Comment:  After “Shares outstanding after offering,” please add a separate paragraph that discloses that your chief executive office/director holds 99.3% of your shares, and as a result, will exercise control over your direction.

Response:  The Amended Registration Statement has been revised in accordance with the Commission’s comment.

Risk Factors, page 8

5.  Comment:  In general, descriptions of risk that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

•	Our quarterly results are subject to significant fluctuations.
•	We depend upon our key personnel and they would be difficult to replace.
•	We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.
•	State securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell the shares offered by this prospectus.

Please note these are examples only. Please review your entire risk factor section and revise as necessary.

Response:  The Amended Registration Statement has been revised in accordance with the Commission’s comment.

6.  Comment:  Please revise the risk factor “The revenue and profit potential of our business model is unproven” to remove the reference to “profit potential” as you have not yet been profitable. Indicate that you do not believe your cash balance will be sufficient to fund your operating expenses over the next twelve months. Also indicate that if your operating revenues during the next twelve months are significantly less, you will have to raise funds for your expenses for which there is no assurance.

Response:  Risk Factor #2 was amended to remove the reference to profit potential. Also, Risk Factor #3 was inserted to indicate that we do not have sufficient cash to fund our operating expenses for the next 12 months and we will have to raise additional capital to fund our expenses for which there is no assurance.

Description of Business, page 14

Target Markets and Marketing Strategy, page 14

7.  Comment:  Describe in further detail the products you offer as you currently state more generally that you offer “outdoor and survival products” without any mention of what those products constitute. We note a variety of products on your website you have not mentioned.

Response:  In accordance with the Commission’s comment, the Amended Registration Statement has been revised to include the items that constitute outdoor and survival products.

8.  Comment:  You state that your initial marketing strategy is to promote your services and products and attract customers to your website. Please also describe your services.

Response:  The Amended Registration Statement has been revised to delete all references to our services as the company engages only in the sale of rugged outdoor apparel and camping and survival products.

9.  Comment:  Please discuss your current activities. It is not clear what you have done since your incorporation and the discussion that appears here would appear to speak solely in terms of future plans, as opposed to historical operations. For example, you state here that your primary markets will be the wholesale distribution to resellers and direct sales of products to private institutional users and governmental entities; explain which category your two largest customers fall in and where you have placed your emphasis from the beginning of your operations. In this regard, we note the disclosure you provide in response to Note 5 to your Financial Statements, which states that you primarily sell to governmental bodies who deal with natural and man made disasters. See Item 101(a) of Regulation S-B.

Response:  In accordance with the Commission’s comment, the Amended Registration Statement has been revised to discuss the Company’s historical operation as well as its future plans.

10. Comment:  Please specifically explain how and when you will undertake the marketing initiatives you describe. For example, indicate who will carry out each of these initiatives, such as selecting the referenced magazines, attending tradeshows, etc., and with what funds.

Response: The Amended Registration Statement has been revised in accordance with the Commission’s comment.

11. Comment:  Please explain what you mean by “entering into relationships with other website providers to increase access to internet business customers.”

Response: The Amended Registration Statement has been revised in accordance with the Commission’s comment.

12. Comment: Please identify your two largest customers that accounted for approximately 86% and 11% of your sales, respectively, during the fiscal year ended March 31, 2007.

Response: The Amended Registration Statement has been revised in accordance with the Commission’s comment.

Growth Strategy, page 15

13.  Comment:  Please specifically explain how and when you will implement each element of your growth strategy. For example, explain what plans you have made to ensure efficient and timely product fulfillment.

Response:  The Amended Registration Statement has been revised in accordance with the Commission’s comment.

14.  Comment:  After the first paragraph, most of this discussion appears to constitute a reiteration of the risks associated with your future operations, as already discussed under “Risk Factors”. Please revise to specifically explain how these risks will impact your growth strategy or remove them, as they are duplicative

Response:  In accordance with the Commission’s comment, the paragraph was deleted.

Sourcing of Products, page 16

15.  Comment:  Please identify the third party suppliers on whom you depend for the supply of your products.

Response:  The Amended Registration Statement has been revised to identify Rothco and Global Imports as the third party suppliers of the Company’s products.

16.  Comment:  You have indicated that you do not expect to enter into long-term supply agreements with vendors. Your first risk factor on page 8 indicates that you have “entered into contracts and significant relationships”. Revise your discussion here to discuss these contracts or revise your risk factor to be more specific, as it appears that only contract you have entered into is the Vendor and Licensing Agreement with Buzz Off.

Response:  The Amended Registration Statement has been revised to clearly indicate that the Company has not entered into any contracts and significant relationships other than the arrangement made with Buzz Off to provided insect repellant treated garments and cots.

17.  Comment:  Please indicate whether your competitors have arrangements similar to your Vendor and License Agreement with Buzz Off Shield, LLC.

Response:  The Company does not know whether its competitors have arrangement similar to its arrangement with Buzz Off Shield, LLC.

Distribution and Fulfillment, page 16

18.  Comment: Please explain “a combination of third party warehouses in the United States”. Also, explain what, if any, arrangements you have made to distribute our products. Explain how you have warehoused and distributed your products to date.

Response:  The Distribution and Fulfillment subsection of the Amended Registration Statement has been revised to indicate that as the company’s operation grows, it intends to utilize the services of other fulfillment centers throughout the United States to distribute its products.

Management’s Discussion and Analysis, page 17

19.  Comment:  As you have not been in business a significant period of time, please eliminate the statement that your ordering, shipping, and tracking systems “have a high degree of efficiency”.

Response:  The Amended Registration Statement has been revised in accordance with the Commission’s comment.

20.  Comment:  Since you are required to update your financial information for the interim period ended June 20, 2007, you are required to provide the information in paragraphs (b) and (c) of Item 303 of Regulation S-B. In this regard, please remove the Plan of Operation discussion and provide a detailed discussion of the results of operations. Furthermore, please ensure you discuss any known trends that could impact your results of operations or liquidity.

Response:  The Amended Registration Statement has been revised in accordance with the Commission’s comment.

Liquidity and Capital Resources, page 18

21.  Comment:  We note your indication that if your revenues are significantly less than they were for the past twelve months, you will have to raise the funds to pay for expenses. Please revise this discussion to explain the use of proceeds of the private placement you recently completed, the shares of which are the subject of this registration statement, so as to give readers a sense as to whether those funds assisted you in funding your historical operating expenses.

Response:  The Amended Registration Statement has been revised in accordance with the Commission’s comment.

Directors, Executive Officers, Promoters and Control Persons, page 19

22.  Comment:  Please describe in Mr. Lieber’s biography his relationship to Tradewise Associates L.L.C. its business and indicate it holds 99.3% of your stock.

Response:  The Amended Registration Statement has been revised in accordance with the Commission’s comment.

Executive Compensation, page 20

23.  Comment:  You indicate that you have no employment agreements with any of your directors or executive officers. Provide the material terms of Mr. Lieber’s employment terms, with a view to indicating how he will be compensated for the present fiscal year. See Item 402(c) of Regulation S-B.

Response:  The Amended Registration Statement has been revised to indicate that Mr. Lieber has an informal arrangement with the Company, whereby he receives an annual salary of $106,600 as of October 2006 and sales commission of 11.5% of the Company’s gross revenues. During the six months ended September 30, 2007, the Company paid no commission to Mr. Lieber.

Certain Relationships and Related Transactions, page 23

24.  Comment:  Please state whether the terms of your related transactions are comparable to terms of transactions with unaffiliated third parties.

Response:  The Company believes that the Certain Relationships and Related Transaction section of the Amended Registration Statement has been revised in accordance with the Commission’s comment to indicate that the terms of such transactions are no less favorable to the Company than those with unaffiliated third parties.

Selling Security Holders, page 24

25.  Comment:  Please expand the table to include the natural persons with the power to vote or to dispose of the securities offered for resale by Allese Capital L.L.C. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 60 under Section 1, Regulation S-K in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997).

Response:  The Amended Registration Statement has been revised to include a footnote which indicates that Mr. Marcello Trebitsch and his wife are the sole members of Allese Capital LLC.

26.  Comment:  Please disclose whether there is any family relationship between Joseph Lieber and your CEO, Michael Lieber.

Response:  The Amended Registration Statement has been revised to clarify that Joseph Lieber is the Father of Michael Lieber, the Company’s Chief Executive Officer.

Plan of Distribution, page 27

27.  Comment:  You appropriately indicate in the first paragraph that selling security holders will be offering your shares at a fixed price until a market develops and thereafter at prevailing market prices or privately negotiated prices. The second paragraph, however, does not clearly state that sales must be made at a fixed price until a market develops. Please revise.

Response:  The second paragraph of the Amended Registration Statement has been revised to clearly state that the sale of the shares offered by the selling security holders must be made at a fixed price until a market develops.

28.  Comment:  We note that the selling security holders may also elect to sell their common stock in accordance with Rule 144, rather than pursuant to your prospectus. Describe the effect on the market price, if any of your common stock of sales under Rule 144 after applicable restrictions expire.

Response:  The Amended Registration Statement has been revised to discuss that the sale or potential sale of the shares under Rule 144 rather than pursuant to this prospectus may result in downward pressure on our common stock.

Share Capital, page 30

29.   Comment:  Provide the amount of common stock that could be sold pursuant to Rule 144 under the Securities Act or that you have agreed to register under the Securities Act for sale by security holders. See Item 201(a)(2) of Regulation S-B.

Response: In Amended Registration Statement, the subsections “Common Stock” has been revised to reflect that the Company has agreed to register for resale 41,720 shares of common stock that sold in the private placement conducted in August 2006 through May 2007.

Financial Statements

Balance Sheet, page 3

30.  Comment:  Please provide a note to the financial statements detailing what comprises accrued expenses.

Response: Note# 7 of the March 31, 2007 financial statements has been included and details what comprises accrued expenses.

Statement of Income, page 4

31.  Comment:  Since you have reported a net loss for the fiscal year ended March 31, 2007 please revise the heading to state, “Statement of Operations.” Also, revise the net income line to state “net income (loss)”. Finally, please revise to include weighed average shares outstanding and net loss per share.

Response: The financial statements have been revised in accordance with the Commission’s comment.

Statement of Cash Flows, page 5

32.  Comment:  Please revise the cash flow statement to properly reflect cash used by, or provided by your operating and investing activities.

Response: The cash flow statement of the financial statements has been revised to properly reflect the cash used by, or provided by the Company’s operating and investing activities.

Note 1- Summary of Significant Accounting Policies, page 7

33.  Comment:  Please described that the company follows the provisions of SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”. Furthermore, please revise to confirm the company only has one operating segment.

Response: Note 2 - Summary of Significant Accounting Policies, page 7 of the March 31, 2007 financial statements have been revised in accordance with the Commission’s comment.

Advertising, page 9

34.  Comment:  Please revise to disclose the amount spent on advertising. Also, explain if you receive cooperative advertising payments from your vendors. To the extent applicable, please disclose the amount of payments received which have reduced advertising expense. See ETTF Issue no. 02-16.

Response: Note 2 - Summary of Significant Accounting Policies, page 9, advertising was revised in accordance with the Commission’s comment.

Income Taxes, page 9

35.  Comment:  Please revise to disclose the components of the net deferred tax liabilities or assets recognized on your balance sheet including the amount of valuation allowance recognized for deferred tax assets and including the amounts and expiration dates of operating loss carry forwards. In addition, please disclose a reconciliation of the statutory tax rate for the period presented. Refer to paragraphs 43, 47 and 48 of SFAS no. 109.

Response: Note 2 - Summary of Significant Accounting Policies, page 9, Income Taxes,  was revised in accordance with the Commission’s comment.

Intangibles, page 9

36.  Comment:  Tell us why you believe that it is appropriate to record an intangible asset for organizational expenses. See SOP 98-5. Revise your financial statements accordingly.

Response: Note 2 - Summary of Significant Accounting Policies, page 9, Intangibles, was revised in accordance with the Commission’s comment.

37.  Comment:  We note your policy regarding intangible assets. Revise your policy to state that you access impairment of intangible assets subject to amortization and is conducted based upon a comparison in fair market value. See SFAS 142 and SFAS 144.

Response: Note 2 - Summary of Significant Accounting Policies, page 9, Intangibles, was revised in accordance with the Commission’s comment.

Concentration of Credit Risk, page 9

38.  Comment:  We note that your discussion of credit risk and your brief discussion of an allowance for accounts receivable. However, it appears you have not disclosed the amount of such allowance or explicitly stated such allowance is immaterial. Please revise.

Response: Note 2 - Summary of Significant Accounting Policies, page 9, Concentration of Credit Risk, was revised in accordance with the Commission’s comment.

Note 3- Commitment, page 12

39.  Comment:  We presume that the office lease includes access to office equipment such as computers. We note that you have no fixed assets and that you appear to operate a website. Revise your disclosures accordingly.

Response: Note 3 - Commitments, page 12, was revised in accordance with the Commission’s comment.

Note 3- Related Parties, page 12

40.  Comment:  Please disclose the amount of borrowings from related parties. Furthermore, we noted that the cash flow statement does not reflect such borrowings on repayments from related parties. Please revise.

Response: Note4 - Related Parties, page 13,  was revised in accordance with the Commission’s comment.

41.  Comment:  Please disclose in more detail the commission arrangements you maintain with Messrs, Lieber, and Perkowski. As the amounts paid in commission appear to be a large percentage of sales disclose how you determined the commission rate and whether there is an ongoing commitment by the Company to pay similar commissions in the future. Describe in more detail the specific services that were performed by Mr. Perkowski. See SFAS 57.

Response:The Company has noted the Commission’s comment. The Company had a one off arrangement with Mr. Abraham Perkowski. Mr, Perkowski introduced the Company to an opportunity to sell folding cots to the Texas Building and Procurement Commission during the fiscal year ended March 31, 2007. Based upon an informal arrangement the Company made with Mr. Perkowski, Mr. Perkowski received approximately $390,000 in commission, which is equivalent to 50% of the gross profit from such sale (less certain associated costs). Also, while the Company is generally willing to enter into similar arrangements with other parties, each opportunity is evaluated on a "case by case" basis as the opportunity presents itself. Presently there are no further obligations to Mr. Perkowski or any specific expectations that the Company will enter into any similar arrangements with Mr. Perkowski or any other party in the future. Mr. Perkowski owns 500 shares in the Company.
Other

42.  Comment:  Please revise the subsequent event note to reflect the proper numerical ordering of the notes and to correct the typographical error in the note heading.

Response: The subsequent event note of the financial statements has been revised in accordance with the Commission’s comment.

Recent Sales of Unregistered Securities, page 34

43.  Comment:  The Subsequent Events Note to your Financial Statements indicates that you recently sold 6,000 shares to seven new investors. Please revise this discussion to discuss this offering and provide the section or rule under which you claimed exemption from registration and the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-B. Also, it does not appear that you reflect the issuance of these shares in the total number of shares outstanding. Please revise or advise.

Response: The Company has noted the Commission’s comments and has revised the Subsequent Event Note to the financial statements to indicate that the Company sold 7,500 shares of Common Stock after close of its Fiscal year ended March 31, 2007. Such shares are included among the 41,720 shares being registered under this registration statement.

Undertakings, page 35

44.  Comment:  Please include the undertakings by Item 512(a)(4) and (g)(2) of Regulation S-B.

Response: The Undertakings have been revised in accordance with the Commission’s comment.

Exhibits 5.1 Opinion of David Lubin & Associates, PLLC

45.  Comment:  The legal opinion provided to you by counsel expresses its opinion to the laws of the State of New York and as to “the General Corporation Law of the State of Delaware”. Please have counsel confirm to us or revise the legality opinion to state that the opinion’s reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

Response: Exhibit 5.1 Legal Opinion of David Lubin & Associates, PLLC has been revised in accordance with the Commission’s comments.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement on Form SB-2 as requested by the Commission. Please note that we are also submitting via courier three (3) blacklined copies showing the changes made in the Amendment to the Registration Statement in order to help expedite the review process.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/ David Lubin & Associates, PLLC

David Lubin & Associates, PLLC

cc:  Mr. Michael Lieber